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[LOGO OF FIRST WINTHROP CORPORATION]                  First Winthrop Corporation
                                                      One International Place
                                                      Boston, MA 02110
                                                      617-330-8600
August 7, 1997

Dear Investor Limited Partners:

In response to investor inquiries, this correspondence is being provided to investors to further clarify the impact of the proposal described in the Statement Furnished in Connection with the Solicitation of Consents, dated July 31, 1997 (the "Proposal"). Also enclosed is Supplement No. 1 to the Statement Furnished in Connection with the Solicitation of Consents (the "Supplement") that more fully describes the economic interests that the Partnership will retain under the Proposal and further discusses the tax implications of the Proposal, including the effect of the recent changes to the federal income tax rate on capital gain.

As previously reported to investors, one of the Partnership's properties, the Headquarters Facility, is encumbered by $200 million in debt which matured on April 21, 1996. The current value of the Headquarters Facility is not sufficient to sell or refinance the property for an amount that would satisfy the debt obligation. However, the general partners have negotiated an agreement with the lenders that permits the Partnership to retain an economic interest in the property.

Ownership Interest

If the Proposal is implemented the Partnership will effectively own 10% of the first $98 million of equity in the Headquarters Facility, 20% of the equity between $98 million and $125 million and 75% of the equity over $125 million. The general partners believe that, under the terms of the Proposal, there is a strong likelihood that investors will receive a cash distribution upon a sale of the property. However, if a majority of limited partners vote against the Proposal, the property will be lost through foreclosure. In either event, the Partnership will continue to own its 25% interest in the Crow Winthrop Development Partnership.

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[LOGO OF FIRST WINTHROP CORPORATION]

Tax Considerations

If the property is lost through foreclosure, the general partners estimate that an investor will immediately recognize long-term capital gain of approximately $6,000 per unit. As described more fully in the enclosed Supplement, if the Proposal is implemented, the general partners anticipate that a limited partner who makes an election under Section 108(c) will recognize an aggregate amount of ordinary income during the remaining period of ownership and upon a sale of the property of approximately $6,000 per unit, approximately the same amount as an investor will recognize currently if the property is foreclosed. Any income recognized may be offset by suspended passive losses not previously utilized by an investor.

You are strongly urged to consult your tax advisor and to read the Statement Furnished in Connection with the Solicitation of Consents dated July 31, 1997 and the enclosed Supplement dated August 7, 1997. If you have any questions related to this Proposal or your investment in the Partnership please do not hesitate to contact Lara Sweeney or Carolyn Tiffany at (617) 330-8600.

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                WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP
                             One International Place
                           Boston, Massachusetts 02110

                         ------------------------------

                               SUPPLEMENT NO. 1 TO
                     STATEMENT FURNISHED IN CONNECTION WITH
                          THE SOLICITATION OF CONSENTS

                              Dated: August 7, 1997

                         ------------------------------

     This Supplement No. 1 to Statement Furnished in Connection with the Solicitation of Consents modifies certain sections of the Statement Furnished in Connection with the Solicitation of Consents, dated July 31, 1997 (the "Consent Statement") of Winthrop California Investors Limited Partnership.

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The information in the Consent Statement set forth under the Heading "The
Proposal-Description of Proposal-Right to Obtain Additional Equity Interests in Jamboree LLC" is amended and restated to read as follows:

     Right to Obtain Additional Equity Interests in Jamboree LLC

     Under the terms of the Property Appreciation Agreement, in addition to receipt of its 10% interest in Jamboree LLC, the Operating Partnership also will have the right to receive additional equity interests or cash payments from Jamboree Office REIT (the "Property Appreciation Rights"). The Property Appreciation Rights will be exercisable, if at all, at any time until the close of business on March 27, 2002. In general, the Property Appreciation Rights entitle the Operating Partnership to purchase (i) Shares representing 10% of the equity value of Jamboree LLC (subject to dilution) for a purchase price of $10,888,888.89 in the aggregate, if the fair market value of Jamboree LLC equals or exceeds $98 million and (ii) additional Shares representing 55% of the equity value of Jamboree LLC (subject to dilution) for a purchase price of $152,777,777.78 in the aggregate, if the fair market value of Jamboree LLC equals or exceeds $125 million. Alternatively, the Operating Partnership can purchase such additional Shares on a "cashless basis" by surrendering a portion of the Shares to be purchased in payment of the applicable purchase price. If the Operating Partnership elects to exercise either of the property appreciation rights, Jamboree Office REIT has the option to deliver to the Operating Partnership in lieu of the issuance of Shares a cash payment equal to the difference between the then current market value of the Shares which would otherwise be issued and the exercise price for such Shares.

     The fair market value of the Shares for the purpose of the Property Appreciation Right will be determined by an appraisal obtained by Jamboree Office REIT. If the Operating Partnership disputes the appraisal obtained by Jamboree Office REIT, it may obtain a second appraisal. If the appraisals differ by less than 10%, then the value will be deemed to be the average of the two determinations. If the appraisals differ by 10% or more, then the two appraisers will select a third appraiser to perform a third appraisal, and the value will be deemed

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to be the value that constitutes the mid-point of the range between the two determinations that are closest in amount.

See, Part VI E. of the Disclosure Statement for additional information with respect to the right of the Operating Partnership to receive such additional payments or equity interests in Jamboree Office REIT and the right to exchange its interest in Jamboree LLC for interests in Jamboree Office REIT.

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The information in the Consent Statement set forth under the Heading "Certain
Federal Income Tax Consequences-Tax Consequences of a Foreclosure" is amended and restated to read as follows:

Tax Consequences of a Foreclosure

     One of the purposes of the Plan is to avoid a foreclosure sale of the Headquarters Facility that would result in the immediate recognition of income by Investor Limited Partners. If a foreclosure sale occurred, the Operating Partnership and, hence, the Partnership (to the extent of its allocable share) would recognize taxable gain equal to the excess of the outstanding amount of the Existing Secured Note over the Operating Partnership's tax basis in the Headquarters Facility (cost basis reduced by all prior depreciation deductions), even though there would be no cash available for distribution to Investor Limited Partners.

     The Partnership's share of such gain would be allocable to Investor Limited Partners pursuant to the Partnership Agreement. Upon a foreclosure, the General Partners estimate that each Investor Limited Partner who purchased his Units in the Partnership's original offering of Units would recognize approximately $6,000 per Unit of taxable gain. (Such estimate is based on the amount of debt outstanding as of the end of 1996 and on the results of Partnership operations through the end of 1996.) For Investor Limited Partners who are subject to the passive activity loss limitations of Section 469 of the Code (discussed below), such gain could be offset by passive activity losses generated by the Partnership or by other passive activities that have not been used previously by such Investor Limited Partner. Assuming that an Investor Limited Partner has been unable to use his share of the Partnership's passive activity losses in excess of statutorily provided "phase-in" amounts, the General Partners estimate that an Investor Limited Partner who purchased his Units pursuant to the Partnership's original offering of Units may have suspended passive activity losses of up to approximately $41,000 per Unit (based on the results of Partnership operations through the end of 1996 and without giving effect to any income, gain or loss realized by the Partnership in 1997), depending on the

Investor Limited Partner's date of entry into the Partnership. The General Partners estimate that, if the Headquarters Facility were foreclosed, such Investor Limited Partner could deduct $6,000 per Unit of his suspended passive activity losses from the Partnership, resulting in a net federal income tax benefit for such Investor Limited Partner of approximately $876 per Unit for 1997 (applying a 39.6% federal income tax rate to determine the tax benefit of deducting such passive activity losses, and a 25% federal income tax rate to the estimated taxable gain). By comparison, if an Investor Limited Partner who purchased his Units pursuant to the Partnership's original offering of Units does not have suspended passive activity losses, he would incur a federal income tax liability of approximately $1,500 per Unit for 1997 (applying a 25% federal income tax rate to the estimated taxable gain) without receiving any cash distributions.

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The information in the Consent Statement set forth under the Heading "Certain
Federal Income Tax Consequences-Tax Reduction of Operating Partnership's Indebtedness" is amended and restated to read as follows:

Reduction of Operating Partnership's Indebtedness

     As a result of the Plan's implementation, the amount of the Operating Partnership's aggregate outstanding indebtedness under the Existing Secured Note will be reduced substantially. (The approximately $97.8 million reduction in the outstanding balance of the Existing Secured Note that will occur immediately before the Headquarters Facility is transferred to Jamboree LLC is hereinafter called the "Debt Discharge Amount.") In general, the Code provides that a taxpayer whose debt is discharged for no consideration must include the debt discharge amount in income in the taxable year of discharge. (However, the discharge of interest accrued under the Existing Secured Note since 1996 should not result in any adverse tax consequences to the Operating Partnership.) The Operating Partnership and, hence, the Partnership (to the extent of its allocable share) will be required to recognize the Debt Discharge Amount as ordinary income for 1997. Subject to a special election (described below) that in effect defers the recognition of debt discharge income, an Investor Limited Partner will be required to include in income and pay applicable income tax on such Investor Limited Partner's allocable share of the Debt Discharge Amount, estimated by the General Partners to be $20,600 per Unit.

     Notwithstanding the Partnership's recognition of its allocable share of the Debt Discharge Amount as ordinary income, the General Partners contemplate that, subject to certain limitations discussed below, an Investor Limited Partner who is an individual or an S corporation should be able to exclude his share of the Debt Discharge Amount from income by making an election described in Code
Section 108(c) relating to "qualified real property business indebtedness." (The election is not available to Limited Partners which are C corporations.) The Existing Secured Note should be treated as qualified debt for this purpose since such indebtedness was incurred prior to December 31, 1992 and is secured by the Headquarters Facility.

     AN ELECTION UNDER CODE SECTION 108(c) MUST BE MADE BY EACH INVESTOR LIMITED PARTNER SEPARATELY AND NOT BY THE PARTNERSHIP. This section applies to a partnership by treating a partner's partnership interest as depreciable real property to the extent of the partner's proportionate interest in depreciable real property held by the partnership. In the event an Investor Limited Partner makes an election to apply the provision, the Investor Limited Partner's basis in his Units and his share of the tax basis of the Headquarters Facility will be reduced by an amount equal to the debt discharge income which is excluded from the Investor Limited Partner's income under this provision. Such basis reduction will have certain future tax consequences, described below, to an electing Investor Limited Partner, including his being allocated taxable income over the life of Jamboree LLC in excess of the cash distributions (if any) made to him. AN INVESTOR LIMITED PARTNER ELECTING TO APPLY THESE PROVISIONS MUST MAKE AN ELECTION ON HIS FEDERAL INCOME TAX RETURN FOR THE TAXABLE YEAR IN WHICH THE DEBT DISCHARGE OCCURS, AND MUST NOTIFY THE PARTNERSHIP OF HIS ELECTION (SO THAT THE PARTNERSHIP CAN IMPLEMENT THE RESULTANT DECREASE IN THE TAX BASIS OF THE HEADQUARTERS FACILITY) PRIOR TO FILING SUCH RETURN. AN INVESTOR LIMITED PARTNER DESIRING TO MAKE THIS ELECTION SHOULD CONSULT HIS TAX ADVISOR REGARDING THE

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APPROPRIATE PROCEDURES AND FORMS TO BE USED FOR NOTIFYING THE PARTNERSHIP AND
MAKING THE ELECTION.

     If an eligible Investor Limited Partner makes an election under Section 108(c) and has not previously reduced the basis of his Units under this provision in connection with a previous unrelated cancellation of indebtedness (i.e., a cancellation of indebtedness not involving the Partnership), he could exclude all of the $20,600 per Unit Debt Discharge Amount from income, and his share of the depreciable basis of the Headquarters Facility would be reduced by that amount. Accordingly, the depreciation deductions that could be claimed by such Investor Limited Partner with respect to the Headquarters Facility following such basis reduction would be correspondingly reduced. This aspect of the election, together with certain allocations to be made pursuant to the LLC Agreement (see "Federal Income Taxation of Jamboree LLC" below), is anticipated to result in an Investor Limited Partner's recognizing, as ordinary income each year, a portion of the excluded Debt Discharge Amount, which is not anticipated to exceed $600 per Unit per year for an electing Investor Limited Partner. In addition, under Sections 1017(d) and 1250 of the Code, such basis reduction is subject to recapture as ordinary income upon a later sale by Jamboree LLC of the Headquarters Facility, which is permitted without the Operating Partnership's consent after 3 years. However, the General Partners currently do not anticipate that the total amount of recapture income (inclusive of any annual amounts described above) will exceed approximately $6,000 per Unit, which is approximately the amount of taxable gain that would be recognized by Investor Limited Partners currently if the Headquarters Facility were foreclosed. Any income so recognized should qualify as passive activity income against which an Investor Limited Partner can offset any unused passive activity losses from this and other investments.

     The General Partners estimate that an Investor Limited Partner who purchased his Units pursuant to the original offering of Units and who has not previously used any of his suspended passive activity losses from the Partnership in excess of statutorily provided "phase-in" amounts may have up to approximately $41,000 per Unit of suspended losses available (based on the results of Partnership operations through the end of 1996 and without giving effect to any income, gain or loss realized by the Partnership in 1997), depending on the Investor Limited Partner's date of entry into the Partnership. Such losses could be used to offset such Investor Limited Partner's share of the Debt Discharge Amount, or any portion thereof not excluded by virtue of making an election under Code Section 108(c).

     If an Investor Limited Partner is not eligible to or does not make an election to utilize Section 108(c), such Investor Limited Partner would be taxed on the Debt Discharge Amount of $20,600 per Unit. If such Investor Limited Partner has not previously used any of his suspended passive activity losses from the Partnership in excess of statutorily provided "phase-in" amounts, the General Partners estimate that such suspended passive activity losses should be sufficient to fully offset the debt discharge income, and that such Investor Limited Partner therefore should not incur any federal income tax liability. (Passive activity losses generated by other investments could also be used to offset such income and would further reduce the resulting tax liability.) By comparison, if such Investor Limited Partner does not have suspended passive activity losses, he would incur a federal income tax liability of approximately $8,200 per Unit for 1997 (applying a 39.6% federal income tax rate) without receiving any cash distributions.

     The ability to exclude debt discharge income by making a Code Section 108(c) election is subject to several limitations. First, the amount that may be excluded is limited to the excess of (1) the outstanding principal amount of the debt immediately before the discharge over (2) the net fair market value of the depreciable real property encumbered by the debt. No regulation or other

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guidance under Code Section 108(c) has been issued concerning whether unpaid interest is eligible to be included in the "outstanding principal amount" of the debt (and, hence, eligible for exclusion from income) for these purposes. In the absence of any guidance on this issue, an Investor Limited Partner should have a reasonable basis for including accrued but unpaid interest on the Existing Secured Note in the limitation calculation (since the cancellation of such amounts would give rise to debt discharge income in the same manner as a reduction of the principal amount of debt), although the matter is not free from challenge. No independent third-party appraisal has been obtained by the Operating Partnership or the Partnership. Based on the valuation of the Headquarters Facility made by the parties to the Plan, the General Partners believe that this limitation should not significantly affect an Investor Limited Partner's ability to utilize the election. However, such valuation is not binding on a taxing authority or the courts, and, if the Headquarters Facility were determined to have a value higher than $104.5 million, an Investor Limited Partner's ability to utilize this exclusion could be adversely affected by this limitation.

     Second, there is an overall limitation under which the amount of debt discharge income that may be excluded is limited to the adjusted tax basis of all depreciable real property held by the Investor Limited Partner (through the Partnership and other investments) immediately before the discharge, determined as of the first day of the following taxable year or the earlier date of disposition of the property (after giving effect to any other reductions in basis resulting from reductions in tax attributes if the Investor Limited Partner is bankrupt or insolvent). The Operating Partnership's basis in the Headquarters Facility (excluding land) as of the projected time of the debt discharge is estimated by the General Partners to be sufficient to enable an electing Investor Limited Partner to exclude the entire Debt Discharge Amount allocable to him. However, the tax law with respect to this issue as applied to the transactions contemplated by the Plan is not free from doubt, and a risk exists that an Investor Limited Partner may be required by a taxing authority to compute this limitation by reference to a per Unit amount that is less than his allocable share of the Debt Discharge Amount. In that event, an Investor Limited Partner who owns no other depreciable property would be unable to exclude from income a portion of the debt discharge income allocated to him.

     Section 752 of the Code provides that a partner's share of partnership liabilities is reflected in the adjusted basis of his partnership interest by treating any increase in the partner's share of those liabilities as a constructive contribution of money by the partner to the partnership and any decrease in the partner's share of those liabilities as a constructive distribution of money to the partner (a "Deemed Cash Distribution"). Under
Section 731 of the Code, an Investor Limited Partner recognizes income on a partnership distribution only to the extent that the distribution exceeds the adjusted tax basis of his Units. Income recognized as a result of a Deemed Cash Distribution generally is characterized as a capital gain. The amount of an Investor Limited Partner's adjusted tax basis in Units will vary depending upon the Investor Limited Partner's particular circumstances.

     An Investor Limited Partner's basis in his Units will be increased by his allocable share of the Debt Discharge Amount (even if he makes a Section 108(c) election to exclude that amount from income). Accordingly, although the Partnership will be deemed to have made a cash distribution to Investor Limited Partners to the extent of their share of the Debt Discharge Amount, the Investor Limited Partners will have sufficient basis in their Units such that income will not be recognized by them as a result of the Deemed Cash Distribution. An Investor Limited Partner who makes a Section 108(c) election will then be required to separately reduce his basis in his Units by the amount of debt discharge income excluded under the election. Investor Limited

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Partners are urged to consult their tax advisors concerning this aspect of an election under Code Section 108(c).

         Under the Plan, approximately $4.5 million of the Operating Partnership's indebtedness under the Existing Secured Note will be contributed to Jamboree LLC in consideration for the issuance to Jamboree Office REIT of a 90% interest in Jamboree LLC. (The remaining balance due under the Existing Secured Note after the Debt Discharge Amount, i.e., $100 million, will be satisfied by Jamboree LLC's issuance of the New Notes.) In the absence of any express guidance on this issue, the Operating Partnership intends to take the position that such $4.5 million contribution does not result in any additional debt discharge income to the Operating Partnership or the Partnership, although this matter is not free from doubt. Such contribution, however, will result in a Deemed Cash Distribution to Investor Limited Partners in an amount estimated by the General Partners to be $1,300 per Unit. As indicated above, a Deemed Cash Distribution will result in an Investor Limited Partner's recognition of taxable gain without his receipt of any actual cash distributions to the extent such Deemed Cash Distribution exceeds the adjusted tax basis of such Investor Limited Partner's Units, which will vary depending on an Investor Limited Partner's particular circumstances. Such gain could be offset by an Investor Limited Partner's unused passive activity losses, if any, from the Partnership or other investments.